May 2, 2019

Adi Sideman
President, Chief Executive Officer and Director
YouNow, Inc.
245 5th Avenue, 6th Floor
New York, New York 10016

       Re: YouNow, Inc.
           Amendment No. 2 to
           Draft Offering Statement on Form 1-A
           Submitted April 3, 2019
           CIK 0001725129

Dear Mr. Sideman:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A

General

1. Please refer to comment 10 in our letter dated November 29, 2018. Your disclosure continues to indicate that you do not believe the tokens "should be characterized as either debt or equity under the securities laws." Please refer to Rule 261(c) and Rule 251(a) of
       Regulation A and revise your offering circular accordingly.
2. We note your response to comment 4 and your revised disclosure, including on page 34, and we are unable to agree with your analysis. Please remove the primary issuance of the
       Tokens under the DPAs from your offering circular. Please also provide us with your detailed legal analysis regarding whether any exemptions from registration were available for the offering of Props Tokens at such time.
 Adi Sideman
YouNow, Inc.
May 2, 2019
Page 2
3. We note your response to comment 42 in our letter dated November 29, 2018 with respect to whether:

             Etherium blockchain validators and Props Blockchain validators that could receive compensation in connection with completing transfers of Props Tokens are broker-
             dealers;
             YouNow, Props PBC, the Ethereum blockchain, the Props Blockchain, the validators of the Ethereum blockchain and other, future-selected validators of the Props
             Blockchain are not required to register as transfer agents or clearing agencies;
             the Props Network, the Props Live Video App and the Game Show App should not be viewed as exchanges or ATSs;
             Selling Props Tokens at the same time that you may receive Props Tokens in connection with the purchase by users of digital goods does not violate Regulation M;
             and
             Neither you nor your affiliates are required to register as a money transmitter or money services business.

         While we do not have any further comments about these issues at this time, our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response.
4. Please advise us of any interests Props PBC holds in subsidiaries, including whether those subsidiaries are wholly owned, majority owned or minority owned, and provide us supplementally with your analysis as to whether interests in any of those subsidiaries subject those entities to the Investment Company Act of 1940.
5. Please advise us supplementally whether YouNow, Inc. or Props PBC intend or reserve the right to repurchase any of the outstanding Props Tokens and, if so, how the repurchase price of such tokens would be determined.
6. We note the statement from your letter dated March 1, 2019, that "YouNow and Props
         PBC may at certain times hold significant portions of the total value of their assets in
         Props Tokens." Please advise us supplementally whether purchasers of Props Tokens profit from YouNow, Inc. and/or Props PBC holding Props Tokens.
The systems and devices of the Props Network may be the target of malicious cyberattacks . . . , page 19
FirstName note your disclosure on pages 20 and 32 regarding a potential data breach into your
7.     We LastNameAdi Sideman
Comapany NameYouNow, Inc. revise these risk factors to discuss any significant risks arising to user data in 2017. Please
May 2,holders of your securities as a result of this potential data breach.
        2019 Page 2
FirstName LastName
 Adi Sideman
FirstNameInc.
YouNow, LastNameAdi Sideman
Comapany NameYouNow, Inc.
May 2, 2019
May 2, 2019 Page 3
Page 3
FirstName LastName
We could become "reporting companies" with significant additional reporting obligations under the Exchange Act . . . , page 43

8. We note your disclosure in this risk factor and on page 118 that you do not intend to engage a transfer agent in this offering, in part, because "the types of activities a transfer agent would normally engage in are performed automatically on the blockchain." Please provide us with a detailed analysis of the specific activities that the blockchain will perform in comparison to the activities typically performed by a transfer agent.
Dilution 49, page 49

9. Disclose why you have not included the secondary distribution of 45,000,000 Props
         Tokens in connection with the Props PBC Offering in your Dilution
Table
         considering Props PBC is a wholly-owned subsidiary of YouNow, Inc. and the inclusion of these tokens in your Token Supply disclosure on page 81.
Current Assets, Liabilities and Stockholders Equity (Deficit), page 50

10.      We note your response to comment 12. Please address the following:

             Disclose the nature of undeposited funds of $1,444,735 and how, if undeposited as of
             December 31, 2017, these funds contributed to the reduction in current assets as of
             December 31, 2018;
             Disclose the gross proceeds received in the sale of digital currencies and the amount of reductions related to impairments for the periods presented; and Clarify that your deficit increase of $13,904,786 was due to your
2018 net loss.
Management's Discussion and Analysis of Financial Condition and Results of Operations,
Year ended December 31, 2017 Compared to Year ended December 31, 2018, page 53

11. We note that revenues declined from $15,409,155 in 2017 to $12,377,332 in 2018 due to a decline in user spend on digital goods on the YouNow platform and that you expect that digital goods revenue related to the sale of Bars will decrease in the future due to declining traffic trends. In order to provide investors with visibility into your revenue trends, please disclose the number of users and average spend per user, as well as information on the declining traffic trends for the periods presented. Critical Accounting Policies and Significant Judgments and Estimates, page 62

12. Please provide us with information which describes the ordinary course of business activities of the entity, including an understanding of the Company's current and future plans to derive revenue from the sale of digital goods purchased by users to support the
         Company's broadcasters and through advertising. Specifically, please address whether the
         Company's issuance of Props Tokens will supplement, amend or replace its existing sales of digital goods and advertising.
 Adi Sideman
FirstNameInc.
YouNow, LastNameAdi Sideman
Comapany NameYouNow, Inc.
May 2, 2019
May 2, 2019 Page 4
Page 4
FirstName LastName
13. Please address whether there are any circumstances where the Company is obligated to or may elect to purchase the tokens back from a token holder. If so, please describe the circumstances and how the Company would account for the purchased and held tokens.
14. We observe the Company's reference to ASC 606 by analogy as well as the Company's determination that the token issuances are within the scope of ASC
606. Please provide
         the Company's analysis for evaluating the scope of ASC 606 for the token issuances and whether the Company believes the guidance is directly applicable or applied by analogy.
         Please also tell us how the Company considered alternatively whether the token issuances should be accounted for under ASC 610-20 as the sale or transfer of non-financial assets to counterparties that are not customers, or under ASC 985-20 as a funded software development arrangement (i.e., ASC 985-20-25-12).

         To the extent you have determined that you have not achieved technological feasibility with respect to the software projects funded by token holders, explain to us how you have also considered the guidance in ASC Topic 730-10 Research and Development, regarding whether you have incurred research and development costs that should be charged to expense when incurred.
15. Please describe the rights of the token holders and obligations the Company has to perform under the token offering. We note the "Offering Summary" references token features, including: Application-Specific Premium Features, Tipping, Voting and Network
         Status. Please clarify whether these features, and any other features, are current rights of the token holder or possible future rights. Specifically, please tell us what obligation, if any, the Company has under the terms of the token to provide features or services to the token holder.
16. With respect to the token issuances, please tell us what promises in the contract, the
         Company identified (i.e., ASC 606-10-25-16 through 25-18) as well as the Company's basis for whether those promises are distinct and thus represent individual performance obligations or represent a single combined performance obligation (i.e., ASC 606-10-25-
         19 through 25-22).
17. We observe that token holders may be entitled to discounts for the purchase of other goods or services from the Company (i.e., purchase of in-app virtual goods). Please confirm for us whether this is a current right of the token holder or potential future right.
         Further, provide the Company's analysis regarding whether this feature represents a material right in accordance with ASC 606-10-55-41 through 55-45.
18. We further observe that the token holder may be entitled to an additional share of revenue based on the number of tokens held. Please confirm for us whether this is a current right of the token holder or potential future right. Further, please provide an illustrative example of how this feature will impact the revenue arrangement with related content providers. To the extent not discussed in response to the comment above, discuss how this feature was considered in the Company's evaluation of promises and performance
 Adi Sideman
FirstNameInc.
YouNow, LastNameAdi Sideman
Comapany NameYouNow, Inc.
May 2, 2019
May 2, 2019 Page 5
Page 5
FirstName LastName
         obligations related to the token issuance.
19. We understand the Company recognizes revenue immediately upon the distribution of
         Props Tokens. Please clarify when the Company's identified performance obligations are satisfied. Specifically, in your analysis, address how the Company considered the fact that tokens may be held by token holders (rather than consumed within days of issuance), as well as the right to future discounts, premium status and other features provided to the token holder.
20. We observe that the Company has determined that the issuance of Props Tokens to vendors, employees, users, broadcasters, etc. will be expensed at the time of issuance unless subject to a vesting schedule whereby the expense will be recognized pro rata over the vesting term. Please clarify whether the issuance of Prop Tokens to vendors, employees, users, broadcasters, etc. (i.e., non-customer counter-parties) has already occurred or if such issuances are contemplated for a future date. Please also describe the proposed accounting for such issuances (including discussion of the credit side of any expenses recognized by the Company).
Description of the Props Tokens Being Offered
Terms of the Token Contract, page 76

21. Please revise to clarify the purpose of the "bondable" rule associated with the token contract and the necessity of a 45-day waiting period to "unbond" the tokens.
Token Supply, page 82

22. We note that approximately 260,000,000 tokens will be allocated to wallets controlled by
         YouNow for the purposes of issuance to equity investors and current and future employees. You also indicate that you may determine to use such tokens for other purposes "including distribution pursuant to this offering circular." Please revise to clarify that to the extent you intend to reallocate these tokens for issuance under this offering circular, you will file a post-qualification amendment. Refer to note to Rule 253(b) of
         Regulation A.
Token Transfers, Generally, page 83

23. Please tell us how you intend to enable subsequent transfers of the Props Tokens being issued in this offering in compliance with the federal securities laws. In addition, in all instances wherein you discuss the potential secondary trading of the tokens, including, for example, the discussion of secondary trading on page 130, please revise to clearly indicate that currently there are no registered or approved third-party platforms to support the secondary trading of your tokens.
24. We note that YouNow intends to pay the Ether "gas" fee associated with any transfer of greater than fifty Props Tokens. Please clarify who is responsible for paying the gas fee
 Adi Sideman
YouNow, Inc.
May 2, 2019
Page 6
         for transactions in smaller amounts. Please also discuss the factors that YouNow will take into consideration when determining whether to pay the gas fees for smaller transactions or for transactions that occur on third party apps.
Description of Business
Assignment, Decentralization, page 112

25. We note your response to comment 24 and your disclosure in this section stating that you may in the future entrust the account with the ability to effect changes to the Props
         Network smart contract to a DAO and that such a change would "require the approval of the board of directors of Props PBC and the substantial support of the our [sic] community of users." Please revise to disclose how you would communicate such a change to your community of users and how such users' input would be solicited and given.
Pricing, page 130

26. We note your response to comment 28 and your analysis as to whether your future pricing structure will constitute an "at the market" offering. We do not have any follow up comments about this issue at this time. Our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response. In addition, please revise your disclosure to clarify that you will announce any changes to your price in either a post-qualification amendment or supplement, depending on the facts and circumstances at the time of the change. In this regard, we refer you to Rule
         252(f)(2)(ii) and Rule 253(g)(2) of Regulation A for further guidance. Independent Auditors' Report, page F-2

27. Please have your auditor revise the audit opinion to include its signature as required.
Notes to Consolidated Financial Statements
(H) Intangible Assets Other Than Goodwill
Digital Assets, page F-8

28. You state that as of December 31, 2018, the cost basis of your digital currencies was in
FirstName LastNameAdi Sideman
       excess of the fair market value. Please revise to disclose the amount of the cost basis in
Comapany NameYouNow, Inc. address the reasons for not recording this difference as an excess of the fair value and
May 2,impairment 6
        2019 Page loss.
FirstName LastName
 Adi Sideman
FirstNameInc.
YouNow, LastNameAdi Sideman
Comapany NameYouNow, Inc.
May 2, 2019
Page 7
May 2, 2019 Page 7
FirstName LastName
       You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Marc Thomas,
Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-
3207 or Erin E. Martin, Legal Branch Chief, at (202) 551-3391 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services